EXHIBIT 2.1

EXECUTION VERSION

CAPITAL AUTOMOTIVE L.P.

PURCHASE AGREEMENT

CARMAX AUTO SUPERSTORES, INC.

and

CARMAX AUTO SUPERSTORES WEST COAST, INC. formerly known as C-MAX
AUTO SUPERSTORES, INC.

Dated: July 20, 2001

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EXHIBITS

Exhibit 1.8	Schedule of Owners, Properties and Purchase Price

Exhibit 2.2	Form of Escrow Agreement

Exhibit 3.2	Schedule of Documents to be Delivered to the Partnership

Exhibit 4.2	Title Insurance Requirements and Endorsements

Exhibit 4.2(a)	Survey Requirements

Exhibit 5.1(c)	Option Rights

Exhibit 5.1(e)	Condemnation

Exhibit 5.1(s)	Audited Financial Statements of CarMax, Inc.

Exhibit 6.1(e)	Form of CARMAX Lease

Exhibit 11.1(d)	FIRPTA Certificate

Exhibit 11.1(e)	Owner’s Certificate re: Representations and Warranties

Exhibit 11.1(l)	Form of Substitution Agreement

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SUMMARY OF TERMS

OWNERS:	CARMAX AUTO SUPERSTORES, INC., a Virginia corporation and CARMAX AUTO SUPERSTORES WEST COAST, INC., formerly known as C-MAX AUTO SUPERSTORES, INC., a California corporation

OWNERS’ ADDRESSES:	4900 Cox Road Glen Allen, VA 23060-3317 Attn: Keith Browning

with a copy to:

McGuireWoods LLP 1 James Center 901 East Cary Street Richmond, VA 23219-4030 Attn: T. Craig Harmon, Esq.

AGGREGATE PURCHASE PRICE:	$ [102,388,100.00]

CARMAX LEASE TENANT(s)	CARMAX, INC., a Virginia corporation (“CARMAX”)

LOCATION OF CLOSING:	Winston & Strawn 1400 L Street, N.W. Washington, D.C. 20005

PURCHASE AGREEMENT

PREAMBLE:

     THIS PURCHASE AGREEMENT (this “Agreement”) is made as of the 20th day of July, 2001 (the “Effective Date”), by and between CAPITAL AUTOMOTIVE L.P., a Delaware limited partnership (the “Partnership”), as purchaser, and the owners listed on Exhibit 1.8 (individually and collectively, “Owner”), as sellers, of all of the fee simple interest of the Property.

RECITALS:

     A.     Owner is the owner of the property (hereafter the “Property” or “Properties”), as more particularly described in Exhibit 1.8 attached hereto, which term Property shall include the land and all Improvements (as hereinafter defined) thereon, together with all rights and appurtenances pertaining to such land, including, without limitation, (i) all rights, title and interest of Owner in and to minerals, oil, gas, and other hydrocarbon substances thereon; (ii) all rights, titles and interests of Owner in and to adjacent strips, streets, roads, avenues, alleys and rights-of-way, public or private, open or proposed, including any rights in vault space adjacent to or within the boundaries of such land; (iii) all easements, covenants, privileges, and hereditaments, whether or not of record; (iv) all access, air, water, riparian, development, utility, and solar rights; (v) all signs, appliances, security systems, fixtures, mechanical systems, landscaping and other property owned by Owner located at the Property, but excluding Trade Fixtures (as defined in the CARMAX Leases) and items of movable personal property attached to the Property that relate to the business conducted on such Property and that may be readily removed without damage; (vi) all site plans, surveys, plans and specifications, and floor plans relating to the Property; (vii) all warranties, guarantees and bonds relating to the Property; and (viii) all permits, licenses, certificates of occupancy, and other governmental approvals which relate to the Property.

     B.     The Partnership desires to acquire, and Owner desires to sell, the Property, upon and subject to the terms and conditions set forth in this Agreement.

     NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

     For purposes of this Agreement, unless the context otherwise requires, the following terms shall have the meanings hereinafter set forth (such meanings to be applicable to the singular and plural forms of such terms and the masculine and feminine forms of such terms):

     Section 1.1 “Business Day” shall mean any day excluding Saturday, Sunday and any day which in the Commonwealth of Virginia is a legal holiday or a day on which banking institutions are authorized by law or by other governmental actions to close.

     Section 1.2 “Environmental Law” shall mean any present and future law and any amendments (whether common law, statute, rule, order, regulation or otherwise), permits and other requirements or guidelines of governmental authorities applicable to the Property and relating to the environment and environmental conditions or to any Hazardous Material (including, without limitation, CERCLA, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 33 U.S.C. § 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Emergency Planning and Community Right-To-Know Act, 42 U.S.C. § 1101 et seq., the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., and any so-called “Super Fund” or “Super Lien” law, any law requiring the filing of reports and notices relating to Hazardous Materials, environmental laws administered by the Environmental Protection Agency, and any similar state and local laws, all amendments thereto and all regulations, orders, decisions, and decrees now or hereafter promulgated thereunder concerning the environment, or public health or safety).

     Section 1.3 “Governmental Authorities” shall mean any commission, department or body of any municipality, township, city, county, state or Federal governmental unit having jurisdiction over any of the Property or the ownership, management, operation, use or improvement thereof.

     Section 1.4 “Hazardous Conditions” refers to the presence on, in or about any of the Property (including ground water) of Hazardous Materials, the concentration, condition, quantity, location or other characteristics of which fail to comply with applicable Environmental Laws.

     Section 1.5 “Hazardous Materials” shall mean (i) any asbestos and any asbestos containing material, (ii) any substance that is then defined or listed in, or otherwise classified pursuant to, any Environmental Law or any other applicable law as a “hazardous substance,” “hazardous material,” “hazardous waste,” “infectious waste,” “toxic substance,” “toxic pollutant” or any other formulation intended to define, list, or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, reproductive toxicity, or Toxicity Characteristic Leaching Procedure (TCLP) toxicity, (iii) any petroleum and drilling fluids, produced waters, and other wastes associated with the exploration, development or production of crude oil, natural gas, or geothermal resources, and (iv) any petroleum product, polychlorinated biphenyls, urea formaldehyde, radon gas, radioactive material (including any source, special nuclear, or by-product material), medical waste, chlorofluorocarbon, lead or lead-based product, and any other substance whose presence could be detrimental to the Property or hazardous to health or the environment.

     Section 1.6 “Improvements” shall mean all buildings, parking areas, signs, driveways, site improvements, structures and other improvements located on the Property.

     Section 1.7 “Due Diligence and Contract Costs” shall mean, collectively and in the aggregate, all reasonable costs and expenses (including, without limitation, reasonable attorneys’ and accountants’ fees and related expenses) incurred by a party in connection with (x) the investigation of the Property pursuant to Article 3 hereof or otherwise (including, without limitation, costs and expenses for title examination and for the preparation of surveys, environmental studies, zoning reports, letters or opinions, structural and valuation reports and other third party reports), (y) the preparation and negotiation of this Agreement, the exhibits attached hereto and the documents to be executed pursuant hereto, and (z) analysis of securities, tax and other transaction-related issues (including compensation for a party’s in-house counsel provided such compensation does not exceed customary rates for comparable services).

     Section 1.8 “Purchase Price” means the amount, in U.S. dollars, that is the purchase price of each Property, as identified on Exhibit 1.8 for each such Property.

ARTICLE II
PURCHASE PRICE AND DEPOSIT

     Section 2.1 Payment of Purchase Price. On the terms and subject to the conditions of this Agreement, at the Closing (as hereinafter defined), Owner shall sell, transfer, convey, assign, and deliver to the Partnership, and the Partnership shall purchase and accept from Owner all the right, title, and interest of Owner in and to the Property for an aggregate purchase price (the “Aggregate Purchase Price”) in the amount stated in the Summary of Terms in U.S. Dollars. The Aggregate Purchase Price will be adjusted as explicitly set forth in this Agreement.

     Section 2.2 Deposit and Escrow Agreement. Within three (3) Business Days after the Effective Date, the Partnership shall place in escrow with First American Title Insurance Company (the “Title Company”) the sum of Twenty Thousand Dollars ($20,000), representing the deposit to be held in accordance with an Escrow Agreement (the “Escrow Agreement”) substantially in the form attached hereto as Exhibit 2.2. Such deposit together with accrued interest thereon shall be herein referred to as the “Deposit.” The Deposit shall be disbursed by the Title Company in accordance with the terms and conditions of this Agreement and the Escrow Agreement.

ARTICLE III
STUDY PERIOD

     Section 3.1 Term of Study Period. The term “Study Period” shall mean the period commencing on the Effective Date and ending at midnight on August 24, 2001. If on or before the expiration of the Study Period, the Partnership, in its sole and absolute discretion, shall elect not to proceed to the Closing for any reason whatsoever, then the Partnership shall have the right to (x) terminate this Agreement by giving written notice of termination to Owner on or before the expiration of the Study Period, whereupon this Agreement shall automatically terminate, the Deposit shall be returned to the Partnership, and neither party shall have any further rights or obligations under this Agreement, except as expressly set forth in Sections 12.2 and 17.3 and Article 14 of this Agreement, or (y) terminate this Agreement with respect to one or more individual Property, but only as permitted in Sections 3.3 and 4.4 hereof, and proceed with the transaction with respect to the remaining Property, in which case the Aggregate Purchase Price shall be reduced by the Purchase Price for such terminated Property.

     Section 3.2 Information Disclosure and Testing. Until the Closing hereunder, the Partnership and its agents and representatives shall have the right upon request: (a) to have full and complete access, during normal business hours and with reasonable advance notice to Owner, to inspect the books, records, files, operating reports and other information relating to the Property, and related correspondence files; and (b) to enter upon the Property during normal business hours, taking care to avoid causing an unreasonable disruption of the operations of the Property, to make such inspections, reviews, surveys, soil tests, hydrology tests, environmental tests, and other tests or investigations as the Partnership may reasonably deem appropriate. Owner has delivered to the Partnership or shall have made available not later than ten (10) days following the Effective Date, at no cost to the Partnership, legible, true, correct and complete copies of the items set forth in Exhibit 3.2, which items shall be collectively referred to herein as the “Owner Due Diligence Items”. In addition, Owner agrees to make available to the Partnership upon request from time to time any other information reasonably requested by the Partnership relating to Owner or the Property.

     Section 3.3 Environmental Assessments and Additional Environmental Assessment. During the Study Period, the Partnership shall have the right, at Owner’s cost and expense, to have an environmental consultant or other professional perform a “Phase I” environmental inspection and assessment (each, an “Environmental Assessment”) of the Property and shall, after receipt of a final report for the Environmental Assessment, promptly deliver a copy thereof to Owner. In the event (a) the results of any Environmental Assessment are inconclusive, in the Partnership’s sole judgment or (b) the results of any Environmental Assessment reveal environmental matters unacceptable to the Partnership, in its sole judgment, the Partnership shall, subject to receipt of Owner’s consent prior to so doing, have the right to cause additional so-called “Phase II” inspections and tests (each, an “Additional Environmental Assessment”) to be performed, at Owner’s cost and expense. The Partnership shall provide to Owner a copy of all Additional Environmental Assessments upon Owner’s request. In the event the Environmental Assessment and/or the Additional Environmental Assessment reveal that a Hazardous Condition exists at any of the Properties or in the event Owner does not consent to the performance of an Additional Environmental Assessment where requested by the Partnership, the Partnership shall have the right to (a) proceed to the Closing with no reduction in the Aggregate Purchase Price, or (b) terminate this Agreement with respect to any individual Property affected by a Hazardous Condition or for which Owner refuses to permit an Additional Environmental Assessment to be performed where requested by the Partnership and reduce the Aggregate Purchase Price by the Purchase Price for such Property.

ARTICLE IV
TITLE

     Section 4.1 [Intentionally Deleted]

     Section 4.2 Title Commitment; Survey. The Partnership shall obtain, at Owner’s expense, commitments, together with legible copies of documents referred to in such commitment (each, a “Commitment”), for owner’s policies of title insurance covering each of the Properties, including the requirements and endorsements set forth in Exhibit 4.2. In addition, the Partnership shall obtain, at Owner’s expense, a current plat of survey of each of the Properties (each, a “Survey”) prepared by a licensed surveyor. Each Survey shall be prepared in accordance with the requirements set forth in Exhibit 4.2(a) and shall be certified to the Partnership, the Partnership’s assignee (if any), the Partnership’s lenders, Owner and the Title Company. The Partnership shall promptly deliver copies of each of the Commitments and the Surveys to Owner upon request.

     Section 4.3 Permitted Exceptions. The Partnership shall have the right to object to any exceptions to title, to any matter shown on any Survey, or to any zoning matter which exception or matter materially adversely affects the value or use of the Property as a automobile retail sales facility, or renders the Property unmarketable or nonfinanceable (a “Major Defect”), by giving written notice to Owner on or before the date that is ten (10) business days after the Partnership receives the last of the Commitments, Surveys and zoning reports. The inability of Owner, notwithstanding its good faith efforts to do so, to procure either: (i) a zoning compliance letter from the zoning authority in each jurisdiction in which the Properties are located or (ii) a zoning attorney opinion letter as to each Property, shall be deemed a Major Defect. Within fifteen (15) days of receiving such notice, but not later than five (5) days prior to the Closing (whichever period is shorter) Owner may, at its option, as to any such Major Defect of a non-monetary nature, use reasonable efforts to remove, correct and cure the same. If Owner elects not to cure any such Major Defect of a non-monetary nature, then the Partnership shall have the remedies provided in Section 4.4 below. All matters affecting title disclosed in the Commitment and Survey as of the date thereof, except those matters objected to by the Partnership in writing, shall be deemed to have been approved by the Partnership (the “Permitted Exceptions”); provided, that, in no event shall any lien or encumbrance in a liquidated amount be considered a Permitted Exception. As to any such lien or encumbrance in a liquidated amount, Owner shall cause such lien or encumbrance to be discharged and released on or prior to Closing.

     Section 4.4 Owner’s Election. On or before the expiration of the Study Period, if Owner elects not to endeavor to cure or fails to cure a Major Defect to the reasonable satisfaction of the Partnership, then the Partnership shall have the option of either (a) waiving the objection (in which case such exceptions shall thereafter be treated as Permitted Exceptions) and proceeding to the Closing with no reduction in the Aggregate Purchase Price, or (b) terminating this Agreement with respect to any individual Property affected by a Major Defect and reducing the Aggregate Purchase Price by the Purchase Price for such Property. Nothing set forth in this Article 4 shall limit the Partnership’s right to terminate this Agreement as set forth in Article 3.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

     Section 5.1 Owner’s Representations. Owner represents and warrants to the Partnership that the representations and warranties set forth below are true and correct on and as of the Effective Date, and shall be true and correct in all material respects on and as of the date of the Closing, except to the extent disclosed in the Commitments and, with respect to subsections (e)(f)(g)(h)(i)(m) and (q) only, the Owner Due Diligence Items:

(a) Due Execution; Authority. (i) Owner is duly formed, validly existing and in good standing as a corporation under the laws of the States of Virginia and California, respectively; (ii) this Agreement is, and all the documents to be delivered by Owner pursuant to this Agreement (the “Owner Closing Documents”) will be, when executed by Owner, binding on and enforceable against Owner in accordance with their respective terms; (iii) there are no other consents required to authorize Owner’s entry into and performance of this Agreement, the Owner Closing Documents and/or the transactions contemplated hereby or thereby; (iv) this Agreement, the Owner Closing Documents and the transactions contemplated hereby and thereby have been, or will have been prior to the Closing, approved by all necessary action of Owner; and (v) the execution and delivery of the Owner Closing Documents do not and will not constitute a breach or default under any agreement by which Owner is bound, or by which any of Owner’s property is encumbered.

(b) Contracts. There are no contracts for the sale, exchange or transfer of the Property or any portion thereof. There are no contracts or other material obligations (excepting, however, zoning, land use and similar regulations) currently in effect, other than those matters set forth in the Commitments, creating or imposing any burdens, obligations or restrictions on the use of the Property, except any contracts or obligations terminable, without cost by the owner of the Property, on ninety (90) days or less notice.

(c) Tenant Leases. There are no tenants or other parties in possession of any part of the Property, no one other than Owner has any right to occupy, operate or manage any part of the Property and Owner shall not enter into any lease or occupancy agreement prior to the Closing. No person or entity has a right of first refusal, option, right, or other right to purchase all or any portion of the Property, except as shown on Exhibit 5.1(c).

(d) [Intentionally Deleted]

(e) Condemnation. Owner has no knowledge of any pending or contemplated condemnation proceedings affecting all or any part of the Property, except as shown on Exhibit 5.1(e).

(f) Structural. To Owner’s knowledge, there are no individual structural, mechanical, electrical, plumbing, roofing or other major systems of any Improvements in need of material repair or replacement in excess of One Hundred Thousand Dollars ($100,000). Owner has received no written notice from any insurance company or Governmental Authority of any defect or inadequacy in connection with the Property’s structure or systems which has not heretofore been cured. On or before the Closing Deadline, Owner shall cure (or escrow sufficient funds at the Closing with the Title Company to cure) all such written notices issued on or before the Closing Deadline.

(g) Zoning/Violations. The Property is currently zoned with a classification that permits the ownership and operation of an automobile dealership and the development, use and operation of the Property as currently being used. To the best of Owner’s knowledge, there is not now pending nor is there any proposed or threatened proceeding for the rezoning of the Property or any portion thereof. Owner has no knowledge of nor has it received any written notice from any Governmental Authority that any zoning, subdivision, environmental, hazardous waste, building code, health, fire, safety or other law, order, ordinance or regulation is being violated by the continued maintenance, operation or use of the Property, including, without limitation, any Improvements located thereon or any parking areas.

(h) Permitted Exceptions. Owner has performed all obligations under and is not in default in any material respect with the terms and provisions of any of the covenants, conditions, restrictions, rights-of-way and easements constituting one or more of the Permitted Exceptions for the Property.

(i) Permits, Etc. All permits, licenses, authorizations and certificates of occupancy (or the local equivalent) required by Governmental Authorities for the management, occupancy, leasing and operation of the Property are in full force and effect, and will remain in full force and effect after the Closing, except those the absence of which would not cause a material adverse effect on the value or use of the Property as an automobile retail sales facility.

(j) Litigation. No dispute, proceeding, suit or litigation relating to the Property or any part thereof is pending.

(k) FIRPTA. Owner is not a “foreign person” within the meaning of Section 1445 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

(l) Indebtedness. No material defaults or events of default (as defined therein) have occurred and are continuing under the terms of any documents evidencing or securing indebtedness which is secured by the Property or for which Owner is liable.

(m) Material Change. Owner has not received written notice from any Governmental Authority of any pending or contemplated change in any regulation, code, ordinance or law, or private restriction applicable to the Property, or any natural or artificial condition upon or affecting the Property, or any part thereof, which would result in any material change in the condition of the Property or any part thereof, or would in any way limit or impede the operation or development of the Property.

(n) Accuracy of Documents. To the best of Owner’s knowledge, all documents and records to be delivered pursuant to Section 3.2 will be true, correct and complete copies of the documents and records required to be delivered and will accurately reflect the matters contained therein in every material respect.

(o) Not Misleading. Without limiting the representations and warranties of Owner herein, the representations and warranties of Owner in this Agreement do not make any untrue statement of a material fact.

(p) Tax Matters. Owner has relied solely on its own counsel for advice on any and all federal, state and local tax matters relating to this Agreement and the transactions contemplated herein and have not relied on any advice or representations of the Partnership, or its counsel with respect to any federal, state and local tax matters relating to this Agreement or the transactions contemplated herein.

(q) Utilities. Usable sanitary and storm sewers and public water, gas (to the extent necessary) and electrical utilities (collectively, the “Utilities”) of adequate capacity required for the operation of the Property, are installed in, and are duly connected to, the Property and can be used without any charge except the normal user charges for sanitary sewers and the normal and usual charges imposed for public water, gas and electric utilities.

(r) Bankruptcy. Owner has not (i) made a general assignment for the benefit of creditors, (ii) filed any voluntary petition in bankruptcy or suffered the filing of an involuntary petition by Owner’s creditors, (iii) suffered the appointment of a receiver to take possession of all or substantially all of Owner’s assets, (iv) suffered the attachment, or other judicial seizure of all, or substantially all, of Owner’s assets, (v) admitted in writing its inability to pay its debts as they come due, or (vi) made an offer of settlement, extension or compromise to its creditors generally.

(s) Financial Statements. The financial statements attached as Exhibit 5.1(s) are true and correct audited financial statements for CARMAX, Inc. for the year ending February 28, 2001. There has been no material adverse change in the financial condition of CARMAX, Inc. since the date of such statements.

     Section 5.2 Knowledge. For purposes of this Agreement, the phrase “to the best of Owner’s knowledge” or words of similar import, shall mean that the applicable party has conducted a reasonable review of its files and questioned current employees in positions of responsibility on the subject and such review did not disclose any information contrary to the accuracy or veracity of any such representation or warranty.

     Section 5.3 Supplemental Information. Owner shall provide written notice to the Partnership at any time and from time to time after the Effective Date through the Closing if it acquires any information that any of the representations or warranties made in this Agreement were inaccurate in any material respect as of the Effective Date or will be inaccurate in any material respect as of the Closing.

ARTICLE VI
COVENANTS AND ADDITIONAL OBLIGATIONS OF OWNER

     Section 6.1 Covenants of Owner. Owner agrees that from the date of this Agreement to the Closing, it will:

(a) Insurance. Maintain fire and casualty insurance in such amounts and under such coverages as are in effect as of the Effective Date hereof.

(b) Compliance With Laws. Not knowingly take or fail to take any action that will cause the Properties to fail to comply with any federal, state, municipal and other governmental laws, ordinances, requirements, rules, regulations, notices, codes and orders, or any agreements, covenants, conditions, easements and restrictions currently in effect relating to the Properties.

(c) Conditions To The Closing. Use commercially reasonable efforts prior to the Closing to satisfy all conditions to the Closing which are within Owner’s power to satisfy.

(d) No Sale or Encumbrance. Owner shall not sell, mortgage, pledge, hypothecate or otherwise transfer or dispose of all, or any part of any Property or any interest therein, nor initiate any action with respect to zoning or any other governmental rules or regulations presently applicable to all or any part of any Property. Furthermore, Owner shall not consent to, approve or otherwise take any action with respect to zoning or any other governmental rules or regulations that would materially adversely effect the value or use of the Property.

(e) CARMAX Leases. At the Closing, Owner shall cause CARMAX to execute and deliver to the Partnership an occupancy lease with the Partnership for each of the Properties in the form attached hereto as Exhibit 6.1(e) (referred to hereafter individually as a “CARMAX Lease” and collectively as the “CARMAX Leases”). The commencement date of such CARMAX Leases shall be the date of the Closing.

(f) Fulfillment of Obligation. To the extent any Owner is obligated, pursuant to any contract, agreement, covenant, lease, or other understanding entered into prior to the Effective Date with any governmental subdivision or any other third party, to effect any construction, make any improvements or take any action, Owner shall cause any such construction, improvements and/or action to be taken, completed and fully paid for by Owner, at its expense.

(g) Cross-Easement Assessments. Pay any monetary assessments owed by Owner under any covenants or cross-easement agreements affecting the Property that have become due and payable.

ARTICLE VII
ENVIRONMENTAL MATTERS

     Section 7.1 Representations and Warranties. Owner represents and warrants to the Partnership, that the representations and warranties set forth below are true and correct as of the Effective Date, and shall be true and correct on and as of the date of the Closing, except to the extent disclosed in the Owner Due Diligence Items and the Environmental Assessments or Additional Environmental Assessments (collectively referred to herein as the “Environmental Reports”):

(a) Nature of Claims. During its ownership of the Property, there have not been and there are not now pending or, to Owner’s knowledge, threatened: (i) claims, complaints, notices, or requests for information received by Owner with respect to any alleged violation of any Environmental Law with respect to the Property; or (ii) claims, complaints, notices, or requests for information sent to Owner regarding potential or alleged liability under any Environmental Law with respect to the Property.

(b) Existing Conditions. To Owner’s knowledge, no conditions exist at, on, or under the Property that, with the passage of time or the giving of notice or both, would constitute a Hazardous Condition or give rise to liability under any Environmental Law.

(c) Compliance with Environmental Laws. To Owner’s knowledge, the Property and all Improvements are in compliance with all Environmental Laws and Owner is in compliance in all material respects with all orders, directives, permits, certificates, approvals, licenses, and other authorizations from applicable Governmental Authorities, if any, relating to Environmental Laws with respect to the Property.

(d) Storage Tanks. To Owner’s knowledge, there are no above ground tanks that are not in compliance with all Environmental Laws or any underground storage tanks (herein referred to as “USTs”) at its Property. Owner has not removed or abandoned any USTs at the Property nor does Owner have any knowledge of the abandonment or removal of USTs at the Property.

(e) PCBs. To Owner’s knowledge, there are no polychlorinated biphenyls (“PCBs”) or friable or damaged asbestos at the Property; nor has Owner removed (or required or requested the removal of) any PCBs or damaged or friable asbestos from the Property, nor has Owner knowledge of the previous existence of any PCBs or damaged or friable asbestos at the Property.

     Section 7.2 No Release. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall be construed to release Owner nor to bar any action by the Partnership to implead Owner nor to bar any other action by the Partnership against Owner where the Partnership or Owner may have liability to a third party or any Governmental Authorities for an environmental matter or condition which existed at or near the Property on or prior to the Closing. Owner hereby agrees to indemnify and hold the Partnership harmless from and against any loss, cost, liability or damage suffered or incurred by the Partnership as a result of Owner’s violation of any Environmental Laws.

ARTICLE VIII
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PARTNERSHIP

     Section 8.1 The Partnership’s Representations. The Partnership represents and warrants to Owner that all of the representations and warranties set forth below are true and correct as of the Effective Date, and shall be true and correct in all material respects on and as of the date of the Closing.

(a) Due Execution; Authority. (i) the Partnership is duly formed, validly existing and in good standing as a limited partnership under the laws of the State of Delaware; (ii) this Agreement is, and all the documents to be delivered by the Partnership pursuant to this Agreement (the “Partnership Closing Documents”) will be, when executed by the Partnership, binding on and enforceable against the Partnership in accordance with their respective terms; (iii) there are no other consents required to authorize the Partnership’s entry into and performance of this Agreement, the Partnership Closing Documents and/or the transactions contemplated hereby or thereby; (iv) this Agreement, the Partnership Closing Documents and the transactions contemplated hereby and thereby have been, or will have been prior to the Closing, approved by all necessary action of the Partnership; and (v) the execution and delivery of the Partnership Closing Documents do not and will not constitute a breach or default under any agreement by which the Partnership is bound or by which any of the Partnership’s property is encumbered.

(b) Bankruptcy. The Partnership has not (i) made a general assignment for the benefit of creditors, (ii) filed any voluntary petition in bankruptcy or suffered the filing of an involuntary petition by the Partnership’s creditors, (iii) suffered the appointment of a receiver to take possession of all or substantially all of the Partnership’s assets, (iv) suffered the attachment, or other judicial seizure of all, or substantially all, of the Partnership’s assets, (v) admitted in writing its inability to pay its debts as they come due, or (vi) made an offer of settlement, extension or compromise to its creditors generally.

ARTICLE IX
CONDITIONS PRECEDENT

     Section 9.1 The Partnership’s Conditions Precedent. The Partnership’s obligation to accept the assignment or conveyance of the fee simple title to the Property hereunder shall be subject to the full and timely satisfaction of the following conditions (all or any of which may be waived, in whole or in part, by the Partnership in writing in its sole discretion) at or prior to the Closing:

(a) Title. The Partnership shall have received confirmation from the title insurer that there have been no changes in the state of title to the Property since the date of the applicable Commitments and Surveys and that the title insurer is issuing, at the Closing, an owner’s title policy, as required (reflecting the release of any indebtedness and bringing the title current to the date of the Closing) without exceptions other than the Permitted Exceptions and with such endorsements required under this Agreement (but only to the extent such endorsements are available in the jurisdiction in which such Property is located).

(b) Representations and Warranties. The representations and warranties made by Owner in this Agreement shall be true and correct as of the Closing with the same force and effect as though such representations and warranties had been made on and as of such date. Provided however, that with respect to any intervening event or circumstance beyond the control of Owner which makes such representation and warranty untrue, Owner shall use commercially reasonably efforts to promptly cure or take other steps to make such statements true. Owner shall have performed all covenants and obligations and complied with all conditions, obligations and agreements required by this Agreement to be performed or complied with by it at or before the Closing.

(c) CARMAX Lease . The Partnership shall have received a fully-executed CARMAX Lease , as provided in Section 6.1 hereto, without changes or additional notations.

(d) Lender Pay-Off Certificate. The Partnership shall have received a certificate(s) from any lender(s) confirming the outstanding balance of any outstanding indebtedness encumbering the Property and all amounts necessary to pay and release the same.

(e) Certificate of Occupancy. Owner shall have obtained and delivered to the Partnership copies of certificates of occupancy (or the local equivalent) required for the use and occupancy of the Property, including, without limitation, all certificates of occupancy (or the local equivalent) for all Improvements on the Property and/or all tenants, as applicable, to the extent there have been any changes from and after the delivery of such documents to the Partnership before the end of the Study Period.

(f) Opinion of Counsel. The Partnership shall have received an opinion of counsel of Owners’ and CARMAX’s counsel, in a form reasonably acceptable to the Partnership.

     Section 9.2 Failure of Conditions. If any condition described in Section 9.1 is not satisfied at the times required and to the satisfaction of the Partnership, in its sole and absolute discretion, then the Partnership may, at its sole option, (a) proceed with the transaction with respect to the Property not affected by the failure of the condition, in which case, the Aggregate Purchase Price shall be reduced by the Purchase Price for the affected Property, or (b) terminate this Agreement by giving written notice to Owner at any time on or before the Closing. Upon termination of this Agreement under this Section 9.2, the Deposit shall be returned to the Partnership, and neither party shall have any further rights, obligations or liabilities under this Agreement (other than as set forth in Sections 12.2 and 17.3 and Article 14). The conditions set forth in this Section 9.2 are for the Partnership’s sole benefit, and the Partnership may, in its sole discretion, waive (conditionally or absolutely) the fulfillment of any one or more of the conditions, or any part thereof. Owner shall not take or authorize, directly or indirectly, any action that modifies or changes the circumstances upon which the conditions set forth in Section 9.1 were deemed satisfied or waived by the Partnership without the Partnership’s prior written consent.

ARTICLE X
CLOSING

     Section 10.1 Closing. Closing of the transactions contemplated hereby (the “Closing”) shall be held at the offices of Winston & Strawn, 1400 L Street, N.W., Washington, D.C. 20005 (unless the parties otherwise agree), on or before the earlier of (i) August 24, 2001; or (ii) such earlier date as Purchaser shall designate, which earlier date must be at least seven (7) days after the date on which Owner receives written notice of such earlier Closing date (the “Closing Deadline”).

ARTICLE XI
CLOSING MATTERS

     Section 11.1 Owner’s Obligations. At or before the Closing, Owner shall:

(a) Satisfaction of Violations. Use all commercially reasonable efforts to cure (or escrow sufficient funds at the Closing with the Title Company to cure) all violation notices issued with respect to the Property, including payment of any fees and charges necessary to cure any violations.

(b) Affidavits; Indemnity Agreements. Execute and deliver to the Title Company such customary affidavits and indemnity agreements as reasonably required by the Title Company for issuance of the required title policy and the endorsements thereto for the Property.

(c) Deed. Execute and deliver to the Partnership a General Warranty Deed for each Property; provided however, that in the event that Owner obtained title to a Property by a Special Warranty Deed, then Owner may execute and deliver to the Partnership a Special Warranty Deed for such Property.

(d) FIRPTA Certificate. Execute and deliver to the Partnership a FIRPTA Certificate substantially in the form attached hereto as Exhibit 11.1(d).

(e) Owner’s Certificate. Execute and deliver to the Partnership an Owner’s certificate substantially in the form attached hereto as Exhibit 11.1(e).

(f) Further Assurances. Execute (as applicable) and deliver (or cause to be delivered) to the Partnership the Owner Closing Documents and shall deliver (or cause to be delivered) such other documents, affidavits and certificates as may be reasonably required to effectuate the transaction as contemplated in this Agreement.

(g) Possession. Give full possession of the Property to the Partnership, subject only to the rights of tenants under the CARMAX Leases.

(h) CARMAX Lease. Execute and deliver to the Partnership a fully-executed CARMAX Lease, as provided in Section 6.1 hereto, without changes or additional notations.

(i) Lender Pay-Off Certificate. Deliver or cause to be delivered to the Partnership a certificate(s) from any lender(s) confirming the outstanding balance of any outstanding indebtedness encumbering the Property and all amounts necessary to pay and release the same.

(j) Certificate of Occupancy. Deliver or cause to be delivered to the Partnership copies of certificates of occupancy (or the local equivalent) required for the use and occupancy of the Property, including, without limitation, all certificates of occupancy (or the local equivalent) for all Improvements on the Property.

(k) Opinion of Counsel. Deliver or cause to be delivered to the Partnership an opinion of counsel of Owners’ and CARMAX’s counsel, in a form reasonably acceptable to the Partnership.

(l) Substitution Agreement. Execute and deliver to the Partnership a fully-executed substitution agreement in the form attached hereto as Exhibit 11.1(l) (the “Substitution Agreement”).

     Section 11.2 The Partnership’s Obligations. At the Closing, the Partnership shall (i) pay the Aggregate Purchase Price in immediately available funds, (ii) deliver duplicate original executed CARMAX Leases and a duplicate original executed Substitution Agreement, (iii) execute (as applicable) and deliver (or cause to be delivered) to Owner the remaining Partnership Closing Documents, and (iv) deliver (or cause to be delivered) such other documents, affidavits and certificates as may be reasonably required to effectuate the transaction as contemplated in this Agreement.

ARTICLE XII
PRORATIONS AND ADJUSTMENTS

     Section 12.1 Prorations and Adjustments. All prorations and adjustments (the “Prorations”) with respect to each Property, for the period up to and through the Closing Deadline, shall be the responsibility of or belong to Owner. All Prorations for the period after the Closing Deadline shall be the responsibility of or belong to the tenant under the applicable CARMAX Lease. The Partnership shall have no liability for, and shall receive no payments in respect of, the Prorations. Such Prorations shall include, but not be limited to, the following: real estate and property taxes and assessments; common area maintenance fees and reimbursements for prior years property taxes; water, electric, telephone and all other utility and fuel charges for services delivered up to the Closing Deadline; any amounts due and prepayments under the Contracts; assignable license and permit fees; other expenses of operation and similar items and all other disbursements, payments and obligations relating to the Property. Notwithstanding the foregoing, any refunds of real property taxes for tax years beginning prior to the Closing Deadline shall belong to Owner, and if paid to the Partnership shall be promptly refunded by the Partnership to Owner.

     Section 12.2 Costs and Expenses. Except as otherwise provided in this Agreement, Owner shall be solely responsible for the following: (a) all costs necessary to provide the Partnership with the required new owner’s title policy, as required, for the Property, including, without limitation, all expenses of examination of title, conducting settlement, escrow fees, title clearance, title insurance commitments, endorsements and premiums; (b) all costs of preparation of the Surveys for the Property; (c) any costs of state, county, city, local, municipal and township recording and transfer taxes, and the like, with respect to the conveyance of the Property; (d) all costs of conducting all environmental tests and studies of the Property; and (e) all costs associated with (i) repaying any indebtedness secured by the Property; and (ii) any gains taxes, income taxes or similar taxes owed by Owner as a result of the transactions contemplated hereby. Except as otherwise provided in Article 13 hereof, the Partnership and Owner shall each pay their respective legal fees and expenses incurred in connection with the negotiation of this Agreement and all related documents, and in addressing each such party’s tax and securities issues.

ARTICLE XIII
DEFAULT

     Section 13.1 Default by the Partnership. If this transaction fails to close as a result of a default by the Partnership with respect to any of the terms of this Agreement, and such default continues for a period of ten (10) days after Owner notifies the Partnership in writing of such default, then, unless Owner waives the Partnership’s default in writing within five (5) days after the expiration of such 10-day period, or such default is cured within such 10-day period, this Agreement shall automatically terminate effective fifteen (15) days after the notice of default is given without the necessity of further notice being given. Upon such termination, each party shall be released from all duties or obligations contained herein, except as set forth in Sections 14.2 and 17.3, the Title Company shall immediately pay the Deposit to Owner, the Partnership shall reimburse Owner for Owner’s Due Diligence and Contract Costs and Owner may sue the Partnership for monetary damages resulting from such default.

     Section 13.2 Default by Owner. If any of the representations and warranties made by Owner in this Agreement are inaccurate or incorrect in any material respect on the date made or deemed made, or if Owner fails to perform its covenants, obligations or agreements under this Agreement and such failure is not cured on or before the earlier of fifteen (15) days after written notice by the Partnership to Owner or the day of the Closing, the Partnership shall have the right, at its sole option, to: (a) terminate this Agreement, whereupon the Deposit shall be returned to the Partnership, Owner shall reimburse the Partnership on demand for all of the Partnership’s

Due Diligence and Contract Costs and neither party shall have any further right or liability to the other under this Agreement except as may be specifically set forth in Articles 12, and 14, and Sections 17.3 and 18.2; (b) proceed with the transaction with respect to any Property not affected by the default or failure to perform, in which case the Aggregate Purchase Price shall be reduced by the Purchase Price for such terminated Property; (c) waive the default or failure to perform and proceed with the Closing with no reduction in the Aggregate Purchase Price; or (d) pursue any legal or equitable remedies to which the Partnership may be entitled on account of the foregoing, including, without limitation, specific performance.

ARTICLE XIV
INDEMNIFICATION

     Section 14.1 Owner Indemnification. Owner hereby agrees to indemnify and hold the Partnership harmless from and against: (a) any loss, cost, liability or damage suffered or incurred by the Partnership because any representation or warranty by Owner shall be false or misleading in any material respect on the date made or deemed made; (b) any loss, cost, liability or damage suffered or incurred by the Partnership because of Owner’s failure to timely perform any of its covenants, obligations or agreements under this Agreement; (c) any and all liabilities, claims, demands, losses, suits and judgments of any kind or nature (except those items which under the terms of this Agreement specifically and expressly become obligations of the Partnership), brought by third parties and based on events occurring at or before the Closing and which are in any way related to Owner or its ownership, maintenance, condition or operation of the Property; and (d) all reasonable costs and expenses (including reasonable attorneys’ fees) incurred by the Partnership in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Section 14.1. As to any claim, action or other matter subject to the foregoing indemnity, Owner shall assume the defense thereof with counsel acceptable to the Partnership. Such claim, action or other matter shall not be settled without the approval of both the Partnership and Owner.

     Section 14.2 The Partnership’s Indemnification. The Partnership hereby agrees to indemnify and hold Owner harmless from and against: (a) any loss, cost, liability or damage suffered or incurred by Owner because any representation or warranty by the Partnership shall be false or misleading in any material respect on the date made or deemed made; (b) any loss, cost, liability or damage suffered or incurred by Owner because of the Partnership’s failure to timely perform any of its covenants, obligations or agreements under this Agreement; (c) any loss, cost, liability or damage to person, the Property or the Improvements located thereon suffered or incurred by Owner as a result of the Partnership’s entry onto the Property prior to the Closing, including without limitation, any loss, cost, liability or damage from a violation of any Environmental Laws caused by the Partnership or from a Hazardous Condition caused by the Partnership; provided however that the discovery of either a Hazardous Condition or violation of any Environmental Law by the Partnership shall not be deemed to have been caused by the Partnership; and (d) all reasonable costs and expenses (including reasonable attorneys’ fees) incurred by Owner in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters indemnified against in this Section 14.2.

ARTICLE XV
DAMAGE, DESTRUCTION OR CONDEMNATION

     Section 15.1 Casualty. Prior to the Closing, all risk of loss shall belong to Owner. If, prior to the Closing, the Property or any part thereof shall be destroyed or materially damaged in excess of One Hundred Fifty Thousand Dollars ($150,000) by fire or other casualty, the Partnership may, at its option, either (a) elect to proceed to the Closing and the casualty shall be deemed to have occurred during the term of the CARMAX Lease, in which event the proceeds of any insurance applicable thereto shall be delivered and utilized in accordance with the CARMAX Lease, or (b) if in the opinion of the Partnership, in its sole discretion, the casualty shall render the Property materially unsuitable for its intended purpose for a period of ninety (90) days or longer, then the Partnership, at its option, may terminate this Agreement with respect to such Property upon delivery of written notice to Owner, and reduce the Aggregate Purchase Price by the Purchase Price of such Property.

     Section 15.2 Condemnation or Taking. If, prior to the Closing, any Property or any part thereof shall be condemned or taken and such condemnation or taking materially interferes with the existing business use of the Properties, the Partnership may (a) terminate this Agreement either as to all the Properties or solely as to such Property, in the discretion of the Partnership, or (b) complete the transactions contemplated by this Agreement notwithstanding such condemnation, in which event the condemnation shall be deemed to have occurred during the term of the CARMAX Lease and the condemnation proceeds shall be allocated and disbursed in accordance with the CARMAX Lease. If the Partnership elects to complete the transactions contemplated hereby, the Partnership shall be entitled to receive the condemnation proceeds in accordance with the CARMAX Lease and Owner shall, at the Closing and thereafter, execute and deliver to the Partnership all required assignments of claims and other similar items. If the Partnership elects to terminate this Agreement, then upon written notice to Owner and without further action of the parties, this Agreement shall become null and void and no party shall have any rights or obligations under this Agreement. If the Partnership elects to terminate this Agreement solely with respect to the affected Property, the Aggregate Purchase Price shall be reduced by the Purchase Price of such Property.

ARTICLE XVI
BROKERS

     Section 16.1 Brokers. Owner, on the one hand, and the Partnership, on the other, hereby represent and warrant each to the other that it has not authorized any broker, agent or finder to act on its behalf in connection with the transaction contemplated by this Agreement. Each party agrees that it shall indemnify, defend and save the other harmless from and against any cost, expense, claim, loss, liability or damages, including reasonable attorneys’ fees and court costs, resulting from a breach of the foregoing representation and warranty.

ARTICLE XVII
MISCELLANEOUS

     Section 17.1 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given/received: (a) on the date delivered if delivered personally; (b) on the date sent if sent by facsimile, with a copy sent by one of the other methods of delivery described in this Section; (c) the next Business Day after deposit with a recognized overnight courier service when marked for delivery on the next Business Day; or (d) two (2) days after mailing if sent by registered or certified United States mail, properly addressed and postage pre-paid, and addressed to the party for whom it is intended at the address hereinafter set forth:

If to Owner:	CARMAX AUTO SUPERSTORES, INC. 4900 Cox Road Glen Allen, VA 23060-3317 Attn: Corporate Secretary Fax: 804-935-4552

with a copy to:	McGuireWoods LLP 1 James Center 901 East Cary Street Richmond, VA 23219-4030 Attn: T. Craig Harmon, Esq. Fax: 804-698-2074

If to the Partnership:	c/o Capital Automotive REIT 1420 Spring Hill Road, Suite 525 McLean, Virginia 22102 Attn: Portfolio Manager Fax: 703-288-3375

with a copy to:	Winston & Strawn 1400 L Street, N.W. Washington, D.C. 20005 Attn: Richard F. Williamson, Esq. Fax: 202-371-5950

Either party may designate a change of address by written notice to the other in accordance with the provisions set forth above, which notice shall be given at least ten (10) days before such change of address is to become effective.

     Section 17.2 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the respective personal representatives, heirs, successors and assigns of the parties. Owner shall not have any right to assign its rights or obligations under this Agreement without the prior written consent of the Partnership. The Partnership shall have no right to assign its rights or obligations under this Agreement without the prior written consent of

Owner; provided, however, no Owner’s consent shall be required for any assignment by the Partnership of its rights and obligations under this Agreement to any person or entity that is an affiliate or subsidiary of the Partnership or that is otherwise owned or controlled by the Partnership. Any assignment or attempted assignment of this Agreement or the rights and obligations hereunder other than strictly in accordance with the provisions of this Section 17.2 shall be null and void and of no force or effect. If executed by more than one seller entity, all such sellers hereunder shall be jointly and severally liable for all obligations of Owner hereunder.

     Section 17.3 Survival. Except as otherwise provided herein, all representations, warranties, covenants, agreements and indemnities set forth in or made pursuant to this Agreement and any indemnification related thereto under Article 14 hereof or otherwise (including, without limitation, Section 12.2) shall remain operative, and shall survive the Closing under this Agreement, only with respect to claims made in writing not later than two (2) years after the Closing. The representations and warranties set forth in Section 7.1 and 7.2 of this Agreement, and any indemnification related thereto, shall survive the Closing and shall continue for five (5) years from the Effective Date hereof. The foregoing sentence shall not in any way be deemed to limit, waive or otherwise impair Owner’s liability under statutory and common law with respect to the matters of Environmental Law. Owner’s responsibility and liability pursuant to Section 18.2 shall survive the Closing indefinitely. Notwithstanding anything to the contrary contained herein, if this Agreement is terminated for any reason whatsoever during the Study Period and before the Closing Deadline, then Owner shall be liable for the Partnership’s investigation of the Properties (including without limitation, costs and expenses for title examination and for the preparation of surveys, environmental studies, structural and valuation reports and other third party reports.

     Section 17.4 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the Commonwealth of Virginia, excluding conflicts of laws principles.

     Section 17.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument; provided, however, in no event shall this Agreement be effective unless and until signed by all parties hereto.

     Section 17.6 Further Assurances. Owner agrees that it will, at any time and from time to time after the Closing, upon the reasonable request of the Partnership, do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be required for the better assigning, transferring, granting, assuring and confirming to the Partnership, or to its successors and assigns, or for aiding and assisting in collecting and reducing to possession, any or all of the assets or property being conveyed to the Partnership pursuant to this Agreement.

     Section 17.7 Recitals; Exhibits. Each and all of the recitals set forth above and the exhibits attached hereto are hereby incorporated into this Agreement by reference.

     Section 17.8 Rules of Construction. Section captions used in this Agreement are for convenience only and shall not affect the construction of the Agreement. All references to “Articles” and “Sections,” without reference to a document other than this Agreement are intended to designate articles and sections of this Agreement, and the words “herein,” “hereof,” “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section, unless specifically designated otherwise. The use of the term “including” shall mean in all cases “including but not limited to,” unless specifically designated otherwise. No rules of construction against the drafter of this Agreement shall apply in any interpretation or enforcement of this Agreement, any documents or certificates executed pursuant hereto, or any provisions of any of the foregoing.

     Section 17.9 Time of Essence. Time is important to all parties in the performance of this Agreement, and the parties have agreed that strict compliance is required as to any date set out in this Agreement.

     Section 17.10 Entire Agreement. This Agreement and the exhibits attached hereto and thereto contain the entire agreement between the parties relating to the Property, all prior negotiations between the parties, including, without limitation, any letter of intent, access agreement and confidentiality agreement (including all amendments or modifications thereof), are merged in this Agreement, and there are no promises, agreements, conditions, undertakings, warranties or representations, oral or written, express or implied, between them other than as herein set forth. No change or modification of this Agreement shall be valid unless the same is in writing and signed by the parties hereto. No waiver of any of the provisions of this Agreement and other agreements referred to herein shall be valid unless in writing and signed by the party against whom it is sought to be enforced.

ARTICLE XVIII
PUBLIC ANNOUNCEMENT

     Section 18.1 Press Release At any time following the Effective Date, each party may issue press notices or other public announcements (each a “Press Release”) regarding the transaction contemplated by this Agreement. Prior to publication or announcement of any Press Release, the announcing party shall obtain the other party’s prior written consent, which consent shall not be unreasonably withheld or delayed. The parties shall reasonably cooperate to arrange for simultaneous release of each party’s Press Release or Releases.

     Section 18.2 Confidentiality. Notwithstanding anything in this Article to the contrary, in no event shall Owner (without the Partnership’s prior written consent) disclose the Capitalization Rate, Basic Rent or other Rent due and payable under the Lease, or any Basic Rent escalation provisions of the CARMAX Lease (each as defined therein) (the “Confidential Information”), to any person other than an employee, officer, director, attorney, accountant or other financial advisor of Owner who has a commercially reasonable need to know such information, unless disclosure of any of such Confidential Information is required by a court order, SEC requirements, or at such time as the Confidential Information becomes generally known to the public. The Confidential Information is deemed proprietary in nature by the

Partnership and shall not be included in any publicly circulated document, to the maximum extent permitted by law.

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[SIGNATURES FOLLOW]

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

WITNESS:		OWNER:

CARMAX AUTO SUPERSTORES, INC., a Virginia corporation

By: Name: Title:	/s/ Lisa J. Baldyga Lisa J. Baldyga	By: /s/ Philip J. Dunn Name: Philip J. Dunn Title: Treasurer/Assistant Secretary

CARMAX AUTO SUPERSTORES WEST COAST, INC. formerly C-MAX AUTO SUPERSTORES, INC., a California corporation

By: Name: Title:	/s/ Lisa J. Baldyga Lisa J. Baldyga	By: /s/ Philip J. Dunn Name: Philip J. Dunn Title: Treasurer/Assistant Secretary

THE PARTNERSHIP:

CAPITAL AUTOMOTIVE L.P., a Delaware limited partnership

By: Capital Automotive REIT, its General Partner

By: Name: Title:	/s/ Michael R. Burkitt Michael R. Burkitt Vice President	By: /s/ Thomas D. Eckert Name: Thomas D. Eckert Title: President and Chief Executive Officer

[EXHIBITS INTENTIONALLY OMITTED]